The information in this prospectus supplement and the accompanying prospectus to which it relates is not complete and may be changed. This prospectus supplement and the accompanying prospectus to which it relates are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration Statement File No. 333-

PRELIMINARY PROSPECTUS SUPPLEMENT
(SUBJECT TO COMPLETION)
DATED SEPTEMBER 18, 2019

PROSPECTUS SUPPLEMENT
(To Prospectus dated September 18, 2020)

Suzano S.A.

Up to 150,217,425 Common Shares, including Common Shares represented by American Depositary Shares

BNDES Participações S.A. - BNDESPAR (the “Selling Shareholder”) is offering up to 150,217,425 common shares of Suzano (“our common shares”) in a global offering that consists of an international offering outside Brazil and a concurrent public offering in Brazil. The international offering includes a registered offering in the United States. The closings of the international and Brazilian offerings are conditioned upon each other.

In the international offering, the Selling Shareholder is offering our common shares, including common shares represented by American depositary shares, each of which represents one common share (the “common ADSs”). Common ADSs sold in the international offering will be paid for in U.S. dollars. Common shares sold in the international offering will be delivered in Brazil and paid for in reais.

The international underwriters named in this prospectus supplement are underwriting the sale of                   common ADSs, which represent                    common shares. The Brazilian underwriters are placing                       common shares, including common shares sold in the international offering, to investors outside Brazil.

Our common shares are listed on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão, or the“B3”) under the ticker symbol “SUZB3.” On September 17, 2020, the last reported sale price of our common shares on the B3 was R$49.02 per common share. The common ADSs representing our common shares are listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol “SUZ.” On September 17, 2020, the last reported sale price of the common ADSs on the NYSE was US$9.33 per common ADS.

See “Risk Factors” beginning on page S-11 to read about factors you should consider before investing in the securities offered by this prospectus supplement and the accompanying prospectus.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state or foreign securities commission, including the Brazilian Securities Commission (Commissão de Valores Mobiliarios, or “CVM”), has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common ADS	Per Common Share	Total(1)
Public offering price ….	U.S.$	R$	U.S.$
Underwriting discounts, fees and commissions(2)(3)	U.S.$	R$	U.S.$
Proceeds, before expenses, to the Selling Shareholder(2)(3)...	U.S.$	R$	U.S.$

(1)	Amounts in reais have been translated into U.S. dollars at the selling rate reported by the Central Bank of Brazil as of, 2020, which was R$ to U.S.$1.00.

(2)	Underwriting discounts, fees and commissions will be payable only on the portion of the common shares, including common shares represented by common ADSs, being sold and placed by the international underwriters and the Brazilian underwriters, respectively.

(3)	See “Underwriting” beginning on page S-27 of this prospectus supplement for additional information regarding underwriting compensation.

The international underwriters expect to deliver the common ADSs through the facilities of The Depository Trust Company against payment in New York, New York on or about                   , 2020. Delivery of our common shares, including common shares offered in the international offering, will be made in Brazil through the book-entry facilities of the B3 Central Depository (Central Depositária da B3) on or about                    , 2020.

Global Coordinators and Joint Bookrunners

J.P. Morgan	BofA Securities	Bradesco BBI	Itaú BBA	XP Investimentos

The date of this prospectus supplement is                    , 2020.

i

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

ii

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the offering by the Selling Shareholder and certain other matters relating to us and our business, financial condition and results of operations. The second part, the accompanying prospectus, gives more general information about the common shares and common ADSs that the Selling Shareholder is offering. If the information in this prospectus supplement differs from the information in the accompanying prospectus, the information in this prospectus supplement supersedes the information in the accompanying prospectus.

We are responsible for the information contained and incorporated by reference in this prospectus supplement and in any related free-writing prospectus we prepare or authorize. Suzano has not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. Neither the Selling Shareholder nor the international underwriters are making an offer to sell our common shares or the common ADSs in any jurisdiction where the offer is not permitted.

You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date of the relevant document.

The Selling Shareholder is using this prospectus to offer our common shares and the common ADSs outside Brazil. The Selling Shareholder is also offering our common shares in Brazil by means of a Brazilian prospectus and accompanying reference form (formulário de referência) in Portuguese (the Brazilian offering documents). You should not rely on the Brazilian offering documents in making an investment decision in relation to our common shares and the common ADSs offered hereby.

In this prospectus supplement, unless the context otherwise requires, references to “Suzano” are to Suzano S.A. and references to “we,” “us” and “our” are to Suzano S.A. and its consolidated subsidiaries taken as a whole, unless the context otherwise requires.

References herein to “reais” or “R$” are to the lawful currency of Brazil. References herein to “U.S. dollars” or “U.S.$” are to the lawful currency of the United States.

This prospectus supplement has been prepared on the basis that any offer of common shares or common ADSs in any Member State of the European Economic Area (the “EEA”) or the United Kingdom (the “UK”) (each, a “Relevant State”) will be made pursuant to an exemption under Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”) from the requirement to publish a prospectus for offers of common shares and common ADSs. Accordingly, any person making or intending to make an offer in that Relevant State of common shares or common ADSs which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for Suzano, the Selling Shareholder or any of the international underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation, in each case, in relation to such offer. Neither Suzano nor the Selling Shareholder nor the international underwriters have authorized, nor do they authorize, the making of any offer of common shares or common ADSs in circumstances in which an obligation arises for Suzano, the Selling Shareholder or the international underwriters to publish or supplement a prospectus for such offer.

Each person in a Relevant State, who receives any communication in respect of, or who acquires any common shares or common ADSs under, the offers contemplated in this prospectus supplement will be deemed to have represented, warranted and agreed to and with each international underwriter, Suzano and the Selling Shareholder that:

(a)	it is a “qualified investor” as defined in the Prospectus Regulation; and

(b)	in the case of any common shares or common ADSs acquired by it as a financial intermediary, as that term is used in Article 5(1) of the Prospectus Regulation, (i) our common shares or the common ADSs acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant State other than “qualified investors,” as that term is defined in the Prospectus Regulation, or in circumstances in which the prior consent of the international underwriters has been given to the offer or resale; or (ii) where our common shares or the common ADSs have been acquired by it on behalf of persons in any Relevant State other than qualified investors, the offer of those common shares or common ADSs to it is not treated under the Prospectus Regulation as having been made to such persons.

For the purposes of this representation, the expression an “offer” in relation to any common shares or common ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any common shares or common ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the common shares or common ADSs.

In the UK, this prospectus supplement and any other material in relation to our common shares and the common ADSs are being distributed only to, and are directed only at, persons who are “qualified investors” (as defined in the Prospectus Regulation) who are (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it would otherwise be lawful to distribute them, all such persons together being referred to as “Relevant Persons”. In the UK, our common shares and the common ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common shares or common ADSs will be engaged in only with, Relevant Persons. This prospectus supplement, the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the UK. Any person in the UK that is not a Relevant Person should not act or rely on this prospectus supplement, the accompanying prospectus or their contents. Our common shares and the common ADSs are not being offered to the public in the United Kingdom.

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this prospectus supplement are forward-looking statements that are not based on historical facts and are not assurances of future results. Many of the forward-looking statements contained, or incorporated by reference, in this prospectus supplement may be identified by the use of forward-looking words, such as “believe,” “expect,” “estimate,” “anticipate,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” “potential” and similar expressions.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur.

We have made forward-looking statements that address, among other things:

•	the COVID-19 pandemic and its impacts on the sanitary and health conditions in Brazil and in our principal export markets;

•	our management and future operations;

•	the implementation of our main operational strategies, including our potential participation in acquisitions, joint venture transactions or other investment opportunities;

•	general economic, political and business conditions, both in Brazil and in our principal export markets;

•	industry trends and the general level of demand for, and change in the market prices of, our products;

•	existing and future governmental regulation, including tax, labor, pension and environmental laws and regulations and import tariffs in Brazil and in other markets in which we operate or to which we export our products;

•	the competitive nature of the industries in which we operate;

•	our level of capitalization, including the levels of our indebtedness and overall leverage;

•	the cost and availability of financing;

•	our compliance with the covenants contained in the instruments governing our indebtedness;

•	the implementation of our financing strategy and capital expenditure plans;

•	inflation and fluctuations in currency exchange rates, including reais and the U.S. dollar;

•	legal and administrative proceedings to which we are or may become a party;

•	the volatility of the prices of the raw materials we sell or purchase to use in our business;

•	other statements included in this prospectus that are not historical; and

•	other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed under “Risk Factors” in this prospectus supplement and under “Item 3. Key Information—Risk Factors” in our 2019 Form 20-F, which is incorporated by reference herein.

All forward-looking statements attributed to us or a person acting on our behalf are qualified in their entirety by this cautionary statement, and you should not place undue reliance on any forward-looking statement included in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with, or furnish to, it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference herein is considered to be part of this prospectus supplement, and certain later information that we file with the SEC will automatically update and supersede earlier information filed with the SEC or included in this prospectus supplement. We incorporate by reference the following documents:

(1)	Suzano’s annual report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 31, 2020 (SEC File No. 001-38755) (our “2019 Form 20-F”);

(2)	Suzano’s report on Form 6-K furnished to the SEC on September 2, 2020 (SEC File No. 001-38755), containing the discussions of our financial condition as of June 30, 2020 and our results of operations for the six months ended June 30, 2020 and 2019 and summarizing certain recent developments;

(3)	Suzano’s report on Form 6-K furnished to the SEC on August 13, 2020 (SEC File No. 001-38755), containing our unaudited condensed consolidated interim financial information as of June 30, 2020 and for the six months ended June 30, 2020 and 2019; and

(4)	Any future annual reports of Suzano on Form 20-F filed with, and all reports on Form 6-K that are designated in such reports as being incorporated by reference into this prospectus furnished to, the SEC after the date of this prospectus supplement and prior to the termination of the offering.

We will provide without charge to any person to whom a copy of this prospectus supplement is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to Suzano’s Investor Relations Department located at Avenida Brigadeiro Faria Lima, 1,355, 7th floor, São Paulo, SP, 01452-919, Brazil (telephone: +55 (11) 3503-9000), e-mail: ri@suzano.com.br).

SUMMARY

This summary highlights key information described in greater detail elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. You should read carefully the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein before making an investment decision.

With more than 90 years of experience, we operate mainly in the pulp (paper grade and fluff) and paper (paperboard, printing and writing and tissue) segments. We believe that we are one of the largest vertically integrated producers of pulp and paper in Latin America. According to Hawkins Wright, upon completion of the merger of shares (incorporação de ações) with Fibria S.A. (“Fibria”) in January 2019 (which we refer to as the “Merger”), we became the world’s largest producer of virgin market pulp, with an aggregate installed capacity of 10.9 million metric tons of eucalyptus pulp per year and a broad and diversified forest base. Along with other Brazilian eucalyptus pulp producers, we believe that we have the lowest cost of pulp production in the world. We believe our modern technology of plantation and harvesting, our strategic location for plantation facilities and our low cost of pulp production are among our competitive strengths.

We believe we are one of Brazil’s largest paper producers, and based on data from Indústria Brasileira de Árvores (“IBÁ”), we accounted for nearly 40% of the printing and writing paper and 25% of the paperboard produced in Brazil in 2019. Our share of Brazilian paper production remained unchanged following the Merger, as Fibria did not have any paper production.

Our eucalyptus pulp production satisfies 100% of our requirements for paper production, and we sell the remaining production as market pulp. As of December 31, 2019, our total eucalyptus pulp installed production capacity was 11.5 million tons per year of market pulp, and our total production volume was 9.7 million tons, of which 8.8 million tons were produced as market pulp and the remainder was used for the production of 1.2 million tons of paper and paperboard.

Our structure includes administrative offices in Salvador and São Paulo, two integrated pulp and paper production facilities in the state of São Paulo (Suzano and Limeira units), a non-integrated paper production facility in the state of São Paulo (Rio Verde unit), an integrated pulp, paper and tissue facility in the state of Bahia (Mucuri unit), an integrated pulp and tissue facility in the state of Maranhão (Imperatriz unit), and FuturaGene, a biotechnology research and development subsidiary. We own one of the largest distribution structures for paper and graphic products in South America. Following the Merger, we also own pulp production facilities in the state of Espírito Santo (Aracruz unit), in the state of São Paulo state (Jacareí Unit), one unit with two production lines in Três Lagoas (in the state of Mato Grosso do Sul) and 50% interest in Veracel, a joint operation with Stora Enso, an industrial unit located in Eunápolis (in the state of Bahia).

The scale of our production capacity, the proximity of our planted forests to our mills and the integration of our pulp and paper production process allow us to benefit from substantial economies of scale and low production costs.

Our Limeira, Suzano, Rio Verde and Jacareí mills are located near the city of São Paulo, the largest consumer market in Brazil according to data from IBÁ and Fastmarkets RISI. These mills are located approximately 90 km from the port of Santos, an important export hub, and approximately 190 km from our planted forests. They can supply both domestic and international markets in a competitive manner.

Our Mucuri and Aracruz units are focused primarily on export markets. Mucuri is located approximately 250 km from Portocel, a port specialized in exporting pulp located in the state of Espírito Santo, in which Suzano holds a 51% stake, while Aracruz is located only 3 km from Portocel.

The Imperatriz unit, in Maranhão, is also focused primarily on export markets. Its gateway for the external market is the Port of Itaqui, 600 km far from Imperatriz. Exports are carried from our mill to the ports by train, which allows for very competitive transportation costs.

The Três Lagoas unit, in Mato Grosso do Sul, is focused on export markets, and most of its volume is transported by train to the Port of Santos, where all exporting volumes are shipped. The relatively short distances between our planted forests, our mills and most of our Brazilian customers or export facilities provide us with relatively low transportation costs.

Our shares are traded on the special listing segment of the B3 (Brasil, Bolsa, Balcão), which provides for the highest level of corporate governance in the Brazilian market, and the common ADSs are traded on the NYSE.

With respect to the COVID-19 pandemic, we have been taking preventive and mitigating measures in line with the guidelines established by Brazilian and international authorities aiming at minimizing, as much as possible, eventual impacts from the COVID-19 pandemic on the safety of our employees and the continuity of our businesses. Among such measures, we list the following:

•	Adoption of home-office practice in all operational units in Brazil, as well as in our offices in Brazil and abroad, as much as possible;

•	Total closure of the corporate office in São Paulo, with 100% of our professionals that work therein in home-office mode;

•	Suspension of all non-essential industrial and forestry operations;

•	Blocking site visits and business trips within Brazil and abroad, with very limited exceptions;

•	Adoption of quarantine for own or third-party employees identified as potentially contaminated; and

•	Intensification of personal hygiene procedures.

We have activated our crisis management team to guarantee coordinated actions for risk mitigation and for contingency and business continuity plans. To date, our operations in Brazil and abroad have not been materially impacted. Nevertheless, given the operational risks arising from the health conditions of our own and third-party employees, as well as the potential legal restrictions that might be imposed due to the COVID-19 pandemic, we cannot assure that our operations and financial condition will not be impacted. For information on how the outbreak of the COVID-19 may affect our operations and financial results, see “Item 3. Key Information—Risk Factors—The outbreak of coronavirus or other diseases may adversely affect our operations and financial results” in our 2019 Form 20-F.

Recent Developments

On September 14, 2020, our wholly owned subsidiary Suzano Austria GmbH’s issued US$750 million aggregate principal amount of 3.750% notes due 2031, guaranteed by Suzano S.A. On September 15, 2020, we used the proceeds of the offering of these notes to purchase an aggregate principal amount of US$691.0 million of debt securities issued by Suzano Austria GmbH and Fibria Overseas Finance Ltd., each guaranteed by Suzano S.A., pursuant to cash tender offers that expired on September 10, 2020.

See our current report on Form 6-K furnished to the SEC on September 2, 2020, incorporated by reference in this prospectus supplement, listed under “Incorporation of Certain Documents by Reference,” for a discussion of our financial condition as of June 30, 2020 and our results of operations for the six months ended June 30, 2020 and 2019 and other recent material developments.

The Offering

Issuer	Suzano S.A.

Selling Shareholder	BNDES Participações S.A. - BNDESPAR.

Global offering	The global offering consists of the international offering and the Brazilian offering. The international offering and the Brazilian offering are being conducted concurrently, and the closing of each is conditioned upon the closing of the other.

International offering	The international offering is being conducted outside Brazil and includes an offering registered with the SEC. The international underwriters named elsewhere in this prospectus supplement are underwriting the sale of common ADSs. The international underwriters are also acting as placement agents on behalf of the Brazilian underwriters for sales of our common shares to investors outside Brazil.

SEC registered offering	The securities sold as part of the international offering to investors outside Brazil are being sold by means of this prospectus supplement in an offering registered with the SEC.

Brazilian offering	The Brazilian underwriters are placing common shares, including common shares sold in the international offering, to investors outside Brazil. The offering to investors in Brazil is exempt from registration with the SEC under Regulation S of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Common ADSs	Each common ADS represents one common share.

Purchases of common shares	The common shares purchased by investors outside Brazil will be delivered in Brazil and paid for in reais. Any investor outside Brazil purchasing our common shares must be authorized to invest in Brazilian securities pursuant to the applicable rules and regulations of the Brazilian National Monetary Council (Conselho Monetário Nacional, or “CMN”), the CVM, and the Central Bank of Brazil (Banco Central do Brasil).

Offering price

The public offering prices in the international offering are set forth on the cover page of this prospectus supplement, in U.S. dollars per common ADS and reais per common share.

The public offering prices of our common shares and the common ADS were approximately equivalent to each other at the exchange rates prevailing on , 2020.

Use of proceeds	All of the securities offered as part of the global offering will be sold by the Selling Shareholder for its own account. Suzano will not receive any of the proceeds from these sales.

Distributions	Under our bylaws, we are required to distribute to our shareholders an annual amount equivalent to the lowest amount between: (i) 25% of our adjusted net profit for the fiscal year; or (ii) 10% of the consolidated operational cash flow generation for the fiscal year. Nevertheless, we are allowed under Brazilian corporate law and our bylaws to distribute a larger amount to our shareholders than the minimum amount described above, provided that our financial condition and results can support such larger distribution and it is approved by our shareholders, at a shareholders’ meeting.

The holders of common ADSs are entitled to receive dividends to the same extent as the holders of our common shares, converted into U.S. dollars, subject to deduction of any applicable fees and charges.

Voting rights	Holders of our common shares are entitled to one vote per share at meetings of our shareholders.

Holders of the common ADSs do not have voting rights, but may instruct the ADS depositary how to vote the common shares underlying their common ADSs under the circumstances described in the deposit agreement pursuant to which the common ADSs were issued. The amended and restated deposit agreement has been filed as Exhibit 4.1 to the registration statement of which this prospectus supplement forms a part.

Listings	Our common shares are publicly traded in Brazil on the B3 under the symbol “SUZB3.”

The common ADSs representing our common shares trade on the NYSE under the symbol “SUZ.”

Lock-up agreements	None of Suzano, its directors, officers or shareholders will be subject to lock-up agreements in connection with the Brazilian offering. However, any investor who is qualified to acquire our common shares in the Brazilian offering for retail investors and desires to benefit from priority allocation in such offering will agree not to, during a 30-day period beginning on the date the Commencement Notice (Anúncio de Início) (the “Brazilian Retail Lock-up Period”), offer, sell, lend, contract to sell, pledge, assign or otherwise dispose of such common shares. Such common shares will be placed in a dedicated account at the B3 Central Depository and will remain blocked in such account until the end of the Brazilian Retail Lock-up Period.

Selling Shareholder lock-up agreement	The Selling Shareholder has agreed not to sell or transfer any common shares, common ADSs or securities convertible into, exchangeable for, exercisable for, or repayable with common shares or common ADSs, for 90 days after the date of this prospectus supplement without first obtaining the written consent of the representatives of the underwriters.

ADS depositary	The Bank of New York Mellon.

Risk factors	You should carefully consider the risk factors discussed beginning on page S-11, those set forth under “Item 3. Key Information—Risk Factors” in our 2019 Form 20-F, which is incorporated by reference in this prospectus supplement, and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before purchasing any common shares or common ADSs.

RISK FACTORS

An investment in our common shares and in the common ADSs involves a high degree of risk. You should carefully consider those risks and the risks described below and under “Item 3. Key Information—Risk Factors” in our 2019 Form 20-F, which is incorporated by reference herein, and all of the other information included or incorporated by reference in this prospectus supplement or the accompanying prospectus before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. The market price of our common shares or the common ADSs could decline due to any of these risks or other factors, and you may lose all or part of your investment. The risks described below and those set forth under “Item 3. Key Information—Risk Factors” in our 2019 Form 20-F are those that we currently believe may adversely affect us. Additional risks or uncertainties not currently known by us, or currently considered immaterial by us, may also significantly affect our business. For the purposes of this Risk Factors section, references to Suzano mean Suzano S.A. only and do not include any of Suzano’s subsidiaries, associates, or joint ventures.

Risks Relating to Our Common Shares and the Common ADSs

Exchange controls and restrictions on remittances abroad may adversely affect holders of the common ADSs.

Brazilian laws provide that whenever a serious imbalance in Brazil’s balance of payments exists or is anticipated, the Brazilian federal government may impose temporary restrictions on the repatriation by foreign investors of the proceeds of their investment in Brazil and on the conversion of Brazilian currency into foreign currency. For example, for six months in 1989 and early 1990, the Brazilian federal government restricted all fund transfers that were owed to foreign equity investors and held by the Central Bank of Brazil, in order to preserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Brazilian federal government directives. We cannot guarantee that the Brazilian federal government will not take similar actions in the future.

You may be adversely affected if the Brazilian federal government imposes restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and, as it has done in the past, on the conversion of the real into foreign currencies. These restrictions could hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of shares, as the case may be, into U.S. dollars and the remittance of U.S. dollars abroad. We cannot assure that the government will not take this measure or similar measures in the future. Holders of the common ADSs could be adversely affected by delays in, or a refusal to grant, any required governmental approval for conversion of real payments and remittances abroad in respect of the shares, including the common shares underlying the common ADSs. In such a case, the ADS depositary will distribute reais or hold the reais it cannot convert for the account of the ADS holders who have not been paid.

Holders of common ADSs may face difficulties in serving process on or enforcing judgments against us and other persons, as well as may face difficulties in protecting their interests because we are subject to different corporate rules and regulations than a U.S. company.

We are organized under and are subject to the laws of Brazil and all our directors and executive officers and our independent registered public accounting firm reside or are based in Brazil. Substantially all of our assets and those of these other persons are located in Brazil. Moreover, our corporate affairs are governed by our bylaws and Brazilian corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or elsewhere outside Brazil. In addition, the rights of a common ADS holder, which are derivative of the rights of holders of our common shares, to protect their interests are different under Brazilian corporate law than under the laws of other jurisdictions. Rules against insider trading and self-dealing and the preservation of shareholder interests may also be different in Brazil than in the United States. Furthermore, the structure of a class action in Brazil is different from that in the US, and under Brazilian law, shareholders in Brazilian companies do not have standing to bring a class action, and under our bylaws must, generally with respect to disputes concerning rules regarding the operation of the capital markets, arbitrate any such disputes.

As a result, it may not be possible for holders of the common ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, the ADS holders may face greater difficulties in protecting their interests due to actions by us, our directors or executive officers than would shareholders of a U.S. corporation.

The relative volatility and lack of liquidity of the markets for our securities may adversely affect holders of our shares and the common ADSs.

Investments in securities, such as our common shares or the common ADSs, of issuers from emerging market countries, including Brazil, involve a higher degree of risk than investments in securities of issuers from more developed countries. The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and other jurisdictions, and may be regulated differently from the ways familiar to U.S. investors. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. These features may substantially limit the ability to sell our shares, including our shares underlying the common ADSs, at a price and time at which holders wish to do so and, as a result, could negatively impact the market price of these securities.

In addition, although our public float represented 53.3% (excluding treasury shares) of our total capital as of June 30, 2020, only 2.0% were represented by common ADSs. Moreover, our controlling shareholders (including related parties and management, but not including the Selling Shareholder) held 45.9% of our stock (excluding treasury shares) as of June 30, 2020. Any potential sale by these shareholders could adversely affect the market price of our common shares and the common ADSs.

Holders of the common ADSs may find it difficult to exercise voting rights at our shareholders’ meetings.

Holders of common ADSs do not have the same voting rights as holders of our common shares. Holders of common ADSs will not be our direct shareholders and will be unable to enforce directly the rights of shareholders under our bylaws and Law No. 6,404/1976, as amended (the “Brazilian Corporation Law”), they are entitled to the contractual rights set forth for their benefit under the deposit agreement. Holders of common ADSs will face practical limitations in exercising their voting rights because of the additional steps involved in our communications with common ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in specified newspapers in Brazil. Holders of our common shares will be able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy. By contrast, common ADS holders will receive notice of a shareholders’ meeting by mail from The Bank of New York Mellon, as the ADS depositary for the common ADSs, following our notice to the ADS depositary requesting the depository to do so. To exercise their voting rights, common ADSs holders have to provide instructions to the ADS depositary on a timely basis on how they wish to vote. In practice, the ability of a holder of common ADSs to instruct the ADS depositary as to voting will depend on the timing and procedures for providing instructions to the ADS depositary, either directly or through the holder’s broker or other intermediary and clearing system and this voting process necessarily will take longer for holders of the common ADSs than for holders of our common shares.

Holders of common ADSs also may not receive the voting materials in time to instruct the ADS depositary to vote the shares underlying their common ADSs. In addition, the ADS depositary and its agents are not responsible for failing to carry out voting instructions of the holders of common ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of the common ADSs may not be able to exercise voting rights, and they will have little, if any, recourse if the common shares underlying their common ADSs are not voted as requested.

If holders of the common ADSs exchange their common ADSs for underlying common shares, they risk losing the ability to timely remit foreign currency abroad and other related advantages.

The common ADSs benefit from the certificate of foreign capital registration, which permits the ADS depositary to convert dividends and other distributions with respect to common shares into foreign currency, and to remit the proceeds abroad. The surrender of common ADSs for delivery of the underlying common shares is governed by CMN Resolution No. 4,373/2014, and foreign investors who intend to proceed with such surrender are required to appoint a representative in Brazil for purposes of Annex I of CMN Resolution No. 4,373/2014, who will be in charge of keeping and updating the investors’ certificates of registrations with the Central Bank of Brazil, which entitles registered foreign investors to buy and sell directly on the B3. These arrangements may require additional expenses from the foreign investor. Moreover, if such representatives fail to obtain or update the relevant certificates of registration, investors may incur additional expenses or be subject to operational delays which could affect their ability to receive dividends or distributions relating to the underlying common shares or the return of their capital in a timely manner.

There can be no assurance that the certificate of registration of the ADS depositary, or any certificate of foreign capital registration obtained by holders of common ADSs, will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the common ADSs may not be imposed in the future.

Holders of our common shares will be subject to, and holders of the common ADSs could be subject to, Brazilian income tax on capital gains from sales of common shares or common ADSs. Brazilian Law No. 10,833/03 provides that gains on the disposition of assets located in Brazil by non-residents of Brazil, whether to other non-residents or to Brazilian residents, will be subject to Brazilian taxation. Our common shares are expected to be treated as assets located in Brazil for purposes of the law, and gains on the disposition of our common shares, even by non-residents of Brazil, are expected to be subject to Brazilian taxation. In addition, the common ADSs may be treated as assets located in Brazil for purposes of the law, and therefore gains on the disposition of the common ADSs by non-residents of Brazil may be subject to Brazilian taxation. Although the holders of common ADSs outside Brazil may have grounds to assert that Law No. 10,833/03 does not apply to sales or other dispositions of common ADSs, it is not possible to predict whether that understanding will ultimately prevail in the courts of Brazil given the general and unclear scope of Law No. 10,833/03 and the absence of judicial court rulings in respect thereof.

Holders of common ADSs may be unable to exercise the preemptive rights relating to our common shares underlying the common ADSs.

Holders of common ADSs may not be able to exercise the preemptive rights relating to our common shares underlying their common ADSs unless a registration statement under the Securities Act is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. We are not required to file a registration statement with respect to the common shares or other securities relating to these preemptive rights, and we cannot assure holders of common ADSs that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, holders of common ADSs may receive only the net proceeds from the sale of their preemptive rights by the ADS depositary or, if the preemptive rights cannot be sold, the rights will be allowed to lapse.

We may issue new shares, including shares represented by common ADSs, which may result in a dilution of our current shareholders’ stake.

We may seek to raise additional capital in the future through public or private issuances of shares or securities convertible into shares. According to article 172 of the Brazilian Corporation Law, we may not be required to grant preemptive rights to our shareholders in the event of a capital increase through a public offering of common shares or securities convertible into common shares, which may result in a dilution of our current shareholders’ stake in our company.

The holders of our common shares (including our common shares underlying the common ADSs) may not receive dividends or interest on net equity.

According to our bylaws, our shareholders are entitled to receive a mandatory minimum annual dividend of the lower of (i) 25% of our annual net profit, calculated and adjusted under the terms of the Brazilian Corporation Law, or (ii) 10% of our operating cash generation in the corresponding fiscal period, which is calculated by subtracting the amount of the investments in maintenance of the respective fiscal year from the Adjusted EBITDA (as such term is defined in our bylaws). Also, we are allowed under Brazilian corporate law and our bylaws to distribute a larger amount to our shareholders than the mandatory minimum annual dividend described above; provided that our financial condition and results can support such larger distribution and it is approved by our shareholders, at a shareholders’ meeting. Our bylaws allow, under a proposal of our management, in the event that the mandatory dividend amount exceeds the realized portion of the net income for the fiscal term, our shareholders at a shareholders’ meeting to allocate the exceeding amount to the retained earnings to be realized account. We may also pay interest on net equity, as described by Brazilian law. The interim dividends and the interest on net equity declared in each fiscal year may be imputed as the mandatory dividend that results from the fiscal year in which they are distributed. At the general shareholders meeting, shareholders may decide on the capitalization, on the offset of our losses or on the net income retention, as provided for in the Brazilian Corporation Law, with the aforementioned net income not being made available for the payment of dividends or interest on own capital. Additionally, the Brazilian Corporation Law allows a publicly traded company, like ours, to suspend the mandatory distribution of dividends and interest on net equity in any particular year if our board of directors informs our shareholders that such distribution would be inadvisable in view of our financial condition or cash availability.

Our management is strongly influenced by our controlling shareholders and their interests may conflict with the interests of our other shareholders.

Our controlling shareholders have the power to, among other things, appoint a majority of the members of our board of directors and to decide any matters requiring shareholder approval, including related-party transactions, corporate reorganizations and disposals, and the timing and payment of any future dividends, subject to the requirements of mandatory dividends under the Brazilian Corporation Law.

Our controlling shareholders may have an interest in making acquisitions, disposals of assets, partnerships, seeking financing or making other decisions that may conflict with the interests of the other shareholders.

Judgments of Brazilian courts with respect to our common shares and the common ADSs will be payable only in reais.

Our bylaws provide that we, our shareholders, our directors and officers and the members of our fiscal council shall submit to arbitration any and all disputes or controversies that may arise amongst ourselves relating to, or originating from, the application, validity, effectiveness, interpretation, violations and effects of violations of the provisions of the Brazilian Corporation Law, our bylaws, the rules and regulations of the CMN, the Brazilian Central Bank and the CVM, as well as other rules and regulations applicable to the Brazilian capital markets and the rules and regulations of the Arbitration Regulation of the Market Arbitration Chamber. However, in specific situations, including whenever precautionary motions are needed for protection of rights, the dispute or controversy may have to be brought to a Brazilian court. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our common shares or the common ADSs, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank of Brazil, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under our common shares and the common ADSs.

As a foreign private issuer, we have different disclosure and other requirements than U.S. domestic registrants.

As a foreign private issuer, we may be subject to different disclosure and other requirements than domestic U.S. registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. rules which will permit us to follow Brazilian legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

Furthermore, foreign private issuers are currently required to file their annual report on Form 20-F within 120 days following the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are currently required to file their annual report on Form 10-K within 75 days following the end of each fiscal year. As a result of the foregoing, even though, following the effectiveness of the registration of which this prospectus supplement forms a part, we will be required to make submissions on reports on Form 6-K disclosing the information that we have made or are required to make public pursuant to Brazilian law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

USE OF PROCEEDS

All of the securities offered as part of the global offering will be sold by the Selling Shareholder for its own account. Suzano will not receive any of the proceeds from these sales.

SELECTED FINANCIAL INFORMATION

This prospectus supplement incorporates by reference and is qualified in its entirety by our audited consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”), included in our 2019 Form 20-F filed with the SEC, and our unaudited condensed consolidated interim financial information as of and for the six-month period ended June 30, 2020, which have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the IASB, included in our Form 6-K furnished to the SEC on August 13, 2020, containing our unaudited condensed consolidated financial information as of June 30, 2020.

The selected financial data as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, presented in the tables below have been derived from Suzano’s audited consolidated financial statements. Suzano’s audited consolidated financial statements as of and for the years ended December 31, 2019, 2018 and 2017 were audited by PricewaterhouseCoopers Auditores Independentes.

SUZANO – BALANCE SHEET DATA

	As of June 30,		As of December 31,
	2020	2020	2019	2018	2017
	(in thousands of US$)(2)	(in thousands of R$)	(in thousands of R$)
Assets
Current assets
Cash and cash equivalents	1,912,655	10,473,701	3,249,127	4,387,453	1,076,833
Marketable securities	370,811	2,030,560	6,150,631	21,098,565	1,631,505
Trade accounts receivables	687,158	3,762,875	3,035,817	2,537,058	2,297,763
Inventories	768,221	4,206,778	4,685,595	1,853,104	1,198,265
Recoverable taxes	162,207	888,245	997,201	296,832	300,988
Derivative financial instruments	27,936	152,978	260,273	352,454	77,090
Advances to suppliers	19,473	106,636	170,481	98,533	86,499
Other assets	51,401	281,471	335,112	169,175	119,610

Assets held for sale	—	—	—	5,718	11,535
Total current assets	3,999,862	21,903,244	18,884,237	30,798,892	6,800,088

Non—current assets
Marketable securities	33,407	182,936	179,703	—	—
Receivables from other related parties	—	—	—	—	—
Recoverable taxes	130,073	712,279	708,914	231,498	283,757
Deferred taxes	1,909,176	10,454,646	2,134,040	8,998	2,606
Derivative financial instruments	169,003	925,459	838,699	141,480	56,820
Advances to suppliers	209,977	1,149,832	1,087,149	218,493	221,555
Judicial deposits	49,025	268,462	268,672	129,005	113,613
Other assets (1)	42,300	231,633	228,881	93,935	92,441
	2,542,960	13,925,247	5,446,058	823,409	770,792

Biological assets	1,949,000	10,672,724	10,571,499	4,935,905	4,548,897
Property, plant and equipment	7,348,831	40,242,196	41,120,945	17,020,259	16,211,228
Intangible assets	3,145,562	17,225,097	17,712,803	339,841	188,426
Right of use	766,947	4,199,804	3,850,237	—	—
Investments	59,427	325,420	322,446	14,338	6,764
	13,269,766	72,665,241	73,577,930	22,310,343	20,955,315

Total non—current assets	15,812,726	86,590,488	79,023,988	23,133,752	21,726,107

Total assets	19,812,588	108,493,732	97,908,225	53,932,644	28,526,195

(1)	For the years ended December 31, 2018 and 2017, non-current other assets include amounts relating to receivables from land expropriation, which was a separate line item of our balance sheet in our annual report on Form 20-F for the year ended December 31, 2018. We believe that the current presentation is more accurate given the immateriality of the amounts relating to receivables from land expropriation.

(2)	Solely for the convenience of the reader, amounts in reais have been translated for convenience only to U.S. dollars at an exchange rate of R$ 5.476 per US$ 1.00, which was the commercial selling rate for U.S. dollars in effect on June 30, 2020, as reported by the Central Bank of Brazil.

	As of June 30,		As of December 31,
	2020	2020	2019	2018	2017
	(in thousands of US$)(2)	(in thousands of R$)	(in thousands of R$)
Liabilities
Current liabilities
Trade accounts payables	380,119	2,081,533	2,376,459	632,565	621,179
Loans, financing and debentures (1)	1,012,806	5,546,123	6,227,951	3,426,696	2,115,067
Lease liabilities	128,593	704,174	656,844	—	—
Derivative financial instruments	827,080	4,529,091	893,413	596,530	23,819
Taxes payable	50,193	274,858	307,639	243,835	125,847
Payroll and charges	69,533	380,762	400,435	234,192	196,467
Liabilities for assets acquisitions and subsidiaries	23,324	127,721	94,414	476,954	83,155
Dividends payable	893	4,891	5,720	5,434	180,550
Advance from customers	5,817	31,856	59,982	75,159	92,545
Other liabilities	46,196	252,972	456,338	367,313	280,437
Total current liabilities	2,544,555	13,933,981	11,479,195	6,058,678	3,719,066

Non—current liabilities
Loans, financing and debentures (1)	13,711,186	75,082,454	57,456,375	32,310,813	10,076,789
Lease liabilities	816,252	4,469,798	3,327,226	—	—
Derivative financial instruments	1,345,734	7,369,241	2,024,500	1,040,170	104,077
Liabilities for assets acquisitions and subsidiaries	96,862	530,414	447,201	515,558	502,831
Provision for judicial liabilities	628,461	3,441,451	3,512,477	351,270	317,069
Employee benefits plans	135,885	744,105	736,179	430,427	351,263
Deferred taxes	13,761	75,354	578,875	1,038,133	1,787,413
Share-based compensation plans	27,642	151,365	136,505	124,318	38,320
Other liabilities	15,364	84,134	121,723	37,342	12,756
Total non—current liabilities	16,791,146	91,948,316	68,341,061	35,848,031	13,190,518

Total liabilities	19,335,701	105,882,297	79,820,256	41,906,709	16,909,584

Equity
Share capital	1,686,550	9,235,546	9,235,546	6,241,753	6,241,753
Capital reserves	1,172,086	6,418,344	6,416,864	674,221	394,801
Treasury shares	(39,858)	(218,265)	(218,265)	(218,265)	(241,088)
Retained earnings reserves	57,915	317,144	317,144	2,992,590	2,922,817
Other reserves	400,238	2,191,704	2,221,341	2,321,708	2,298,328
Retained loss	(2,821,957)	(15,453,035)	—	—	—
Non-controlling interest	21,913	119,997	115,339	13,928	—
Total equity	476,887	2,611,435	18,087,969	12,025,935	11,616,611

Total equity and liabilities	19,812,588	108,493,732	97,908,225	53,932,644	28,526,195

(1)	For the years ended on December 31, 2018 and 2017, the current and non-current loans, financing and debentures include debentures balance, which was a separate line item of our balance sheet in our annual report on Form 20-F for the year ended December 31, 2018. We believe that the current presentation is more accurate given the immateriality of the amounts relating to debentures.

(2)	Solely for the convenience of the reader, amounts in reais have been translated for convenience only to U.S. dollars at an exchange rate of R$ 5.476 per US$ 1.00, which was the commercial selling rate for U.S. dollars in effect on June 30, 2020, as reported by the Central Bank of Brazil.

SUZANO – STATEMENTS OF INCOME (LOSS) DATA

	For the six months ended June 30,			For the year ended December 31,
	2020	2020	2019	2019	2018	2017
	(in thousands of US$)(4)	(in thousands of R$), except per share data		(in thousands of R$), except per share data
Net sales revenue	2,734,928	14,976,466	12,364,081	26,012,950	13,443,376	10,580,673
Cost of sales	(1,754,692)	(9,608,693)	(9,947,012)	(20,743,482)	(6,922,331)	(6,496,304)
Gross profit	980,236	5,367,773	2,417,069	5,269,468	6,521,045	4,084,369

Operating income (expenses)
Selling expenses	(193,943)	(1,062,034)	(898,284)	(1,905,279)	(598,726)	(423,325)
General and administrative expenses	(118,800)	(650,551)	(608,796)	(1,173,358)	(825,209)	(528,974)
Equity in earnings of associates	(539)	(2,952)	5,569	31,993	7,576	5,872
Other operating income (expenses), net	38,788	212,402	152,315	405,754	(96,875)	140,510
Operating profit before net financial income (expenses)	705,741	3,864,638	1,067,873	2,628,578	5,007,811	3,278,452

Net financial income (expenses) (3)
Financial income	(387,062)	(2,119,550)	(2,078,996)	(4,178,848)	(1,500,374)	(1,218,476)
Financial expenses	37,102	203,173	298,929	493,246	459,707	305,778
Derivative financial instruments	(1,978,655)	(10,835,114)	(379,507)	(1,075,252)	(2,735,196)	73,271
Monetary and exchange variations, net	(2,803,104)	(15,349,795)	302,496	(1,964,927)	(1,066,650)	(179,413)
Net income (loss) before taxes	(4,425,977)	(24,236,648)	(789,205)	(4,097,203)	165,298	2,259,612
Income taxes
Current	(10,560)	(57,829)	(191,578)	(246,110)	(586,568)	(202,187)
Deferred	1,611,194	8,822,898	451,499	1,528,571	741,084	(236,431)
Net income (loss) for the year	(2,825,343)	(15,471,579)	(529,284)	(2,814,742)	319,814	1,820,994
Income (loss) for the year attributed to the controlling shareholders	(2,826,814)	(15,479,631)	(526,255)	(2,817,518)	319,693	1,820,994
Income for the year attributed to non-controlling shareholders	1,470	8,052	(3,029)	2,776	121	—
Basic earnings (loss) per share (1)
Common	(2.0951)	(11.47301)	(0.39004)	(2.08825)	0.29236	1.66804

Diluted earnings (loss) per share (2)
Common	(2.0951)	(11.47301)	(0.39004)	(2.08825)	0.29199	1.66433

(1)	Basic earnings per share is calculated using the income attributable to controlling shareholders divided by the weighted average number of outstanding common shares.
(2)	Diluted earnings per share is calculated based on the results attributable to the controlling shareholders divided by the weighted average number of outstanding common shares, subtracted from the potential dilutive effect generated by the conversion of all common shares.
(3)	For the years ended on December 31, 2018 and 2017, the financial results are presented as disclosed in note 27 Net Financial Result of our Consolidated Financial Statements as of December 31, 2019. The Company believes that such practice improves the transparency of the disclosure of financial results in the Statements of Income (loss).
(4)	Solely for the convenience of the reader, amounts in reais have been translated for convenience only to U.S. dollars at an exchange rate of R$ 5.476 per US$ 1.00, which was the commercial selling rate for U.S. dollars in effect on June 30, 2020, as reported by the Central Bank of Brazil.

Special Note Regarding Non-IFRS Financial Measures

A non-IFRS financial measure is any financial measure that is presented other than in accordance with all relevant accounting standards under IFRS. We disclose EBITDA and Adjusted EBITDA for Suzano in this prospectus supplement, which are considered to be non-IFRS financial measures. EBITDA is calculated as Net income (loss) plus Net financial result, Income and social contribution taxes, and Depreciation, amortization and depletion. Adjusted EBITDA for Suzano is defined as EBITDA as further adjusted to add or exclude: (i) exceptional adjustments as defined by management are those with no impact on Suzano’s ongoing business, such as expenses incurred in connection with the Merger, amortization of fair value adjustment (inventory and contingences step-up) in connection with the Merger, indemnity – FACEPA, contract renegotiation, Losango project adjustments, fair value adjustment (others), sale of judicial credits, non-compete executives, fees of counsel, tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis), agreement Valmet, windstorm Maranhão, insurance claim (Mucuri and Imperatriz), accruals for ITBI taxes payments, impact on operations due to COVID-19 and COVID-19 donations and (ii) non-cash adjustments are those adjustments that have impacted the income statements, without a cash impact on Suzano, such as accruals for losses on ICMS credits, accruals for losses on PIS and COFINS credits, labor lawsuits provision, fair value adjustment of biological assets, result from sale and disposal of property, plant and equipment and biological assets, income from associates and joint ventures, reconciliation adjustments, tax credits, review tax (PIS and COFINS) and write-off of inventory.

The non-IFRS financial measures included in this prospectus supplement are not a substitute for the IFRS measures of net income or other performance measures.

Our management believes that disclosure of Suzano’s EBITDA and Adjusted EBITDA provide useful information to investors, financial analysts and the public in their review of our operating performance and their comparison of our operating performance to the operating performance of other companies in the same industry and other industries. For example, interest expense is dependent on the capital structure and credit rating of a company. However, debt levels, credit ratings and, therefore, the impact of interest expense on earnings vary significantly between companies. Similarly, the tax positions of individual companies can vary because of their differing abilities to take advantage of tax benefits and the differing jurisdictions in which they transact business. Finally, companies differ in the age and method of acquisition of productive assets, and thus the relative costs of those assets, as well as in the depreciation method (straight-line, accelerated or units of production), which can result in considerable variation in depreciation and amortization expenses between companies. Therefore, for comparison purposes, our management believes that Suzano’s EBITIDA and Adjusted EBITDA are useful measures of operating profitability because they exclude these elements of earnings that do not provide information about the current operations of existing assets.

Moreover, other companies may calculate EBITDA and Adjusted EBITDA differently, and therefore our presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

Each of these non-IFRS financial measures are important measures to assess our financial and operating performance. We believe that the disclosure of EBITDA and Adjusted EBITDA provides useful supplemental information to investors and financial analysts in their review of our operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates. The presentation of non-IFRS financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with IFRS.

See below for a reconciliation of Suzano’s net income (loss) to EBITDA and Adjusted EBITDA.

	For the six months ended June 30,			For the year ended December 31,
Adjusted EBITDA (R$ million)	2020	2019	2019	2018
EBITDA Reconciliation
Net income (loss)	(15,471.6)	(529.3)	(2,814.7)	319.8
(+/–) Net financial result	28,101.3	1,857.1	6,725.8	4,842.5
(+/–) Income and social contribution taxes	(8,765.1)	(259.9)	(1,282.5)	(154.5)
(+) Depreciation, amortization and depletion	3,357.6	4,792.7	5,844.8	1,563.2
EBITDA	7,222.2	5,860.6	8,473.4	6,571.0
Expenses relating to Merger(2)	1.0	74.6	79.9	126.6
Amortization of fair value adjustment (inventory and contingences step-up) on Merger(3)	—	—	2,247.1	—
Indemnity – FACEPA(4)	—	3.3	4.1	—
Accruals for losses on ICMS credits(1)	44.8	66.7	181.1	—
Contract renegotiation(5)	8.8	—	45.7	—
Losango project adjustments (6)	—	—	57.8	—
Fair value adjustment (others)(7)	—	—	(32.7)	—
Accruals for losses on PIS and COFINS credits(1)	7.9	—	21.1	—
Labor lawsuits provision(1)	—	—	32.2	—
Fair value adjustment of biological assets(1)	(173.7)	(83.5)	(185.4)	129.2
Sale of judicial credits(8)	—	(87.0)	(87.0)	—
Result from sale and disposal of property, plant and equipment and biological assets(1)	8.2	26.2	35.8	7.4
Equity in earnings of associates(1)	3.0	(5.6)	(32.0)	(7.6)
Non-compete executives(9)	—	—	3.8	—
Fees of counsel(10)	—	—	2.4	—
Reconciliation adjustments(1)	—	—	(3.0)	7.6
Tax credits(1)	—	—	—	2.9
Tax credits – gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis)(11)	—	—	(128.1)	—
Review tax (PIS and Cofins) (1)	—	—	—	9.5
Agreement Valmet(12)	—	—	—	(52.8)
Write-off of inventory(1)	(1.1)	0.1	0.1	24.1
Windstorm Maranhão(13)	—	—	—	1.6
Insurance claim (Mucuri and Imperatriz)(14)	—	—	—	(3.1)
Accruals for ITBI taxes payments(15)	10.5	—	—	—
Impact on operations due to COVID-19(16)	26.2	—	—	—
COVID-19 donations(16)	48.0	—	—	—
Adjusted EBITDA	7,205.8	5,855.4	10,716.3	6,816.4

(1)	Non-cash adjustments.
(2)	Expenses incurred in connection with the Merger.
(3)	Amortization of fair value adjustment on the Merger related to contingencies and inventory for 2019 only.
(4)	Expenses related to the dismantling of machinery at Facepa.
(5)	Penalties on contractual terminations with certain suppliers due to operational synergies arising from the Merger.
(6)	Provisions related to the Losango project, mainly, write-off of advances of forestry development program and write-off of wood stock in the field.
(7)	Bargain purchase Spinnova. In 2019, we revaluated the investment, previously classified as financial investment measured through other comprehensive income.
(8)	The amount refers to the sale of credits related to a lawsuit against Centrais Elétricas Brasileiras S.A. (Eletrobrás).
(9)	Non-compete payment made to an executive of Suzano.
(10)	Fees of legal counsel arising from successful litigation related to exceptional events.
(11)	For certain tax credits to be recovered, we have received final favorable court decisions in 2019 and recorded an asset of R$128.1 relating to PIS and COFINS tax credits within recoverable taxes and a gain in the statement of income (loss) within other operational results, regarding certain claims for the calculation period from 2006 to July 2018.
(12)	Gain related to completion of the indemnification trade agreement with Valmet (lower equipment performance to the contractor).
(13)	Losses related to windstorm in our Maranhão facility.
(14)	Insurance claims.
(15)	Accruals for ITBI tax payments related to land acquisitions before 2015.
(16)	Impacts on operations and expenses related to COVID-19 (see Note 29 to our unaudited condensed consolidated interim financial information).

CAPITALIZATION

The following table sets forth information regarding our consolidated capitalization derived from our unaudited condensed consolidated interim financial information as of June 30, 2020:

•	on an actual basis; and

•	as adjusted to reflect (i) the repayment of the syndicated export prepayment revolving credit facility agreement in the aggregate principal amount of US$500.0 million, on August 20, 2020, (ii) the receipt of the net proceeds in the amount of US$732.9 million from the issuance of 3.750% Notes due 2031 by Suzano Austria GmbH, a wholly owned subsidiary of Suzano, on September 14, 2020, after deducting the initial purchasers’ discounts and offering expenses payable by us and (iii) the purchase of US$691.0 million notes issued by our wholly owned subsidiaries Suzano Austria GmbH and Fibria Overseas Finance Ltd. and guaranteed by Suzano S.A., pursuant to tender offers consummated on September 15, 2020.

The following table should be read together with “Item 3. Selected Financial Data,” “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements included in our Form 20-F and incorporated by reference in this prospectus supplement.

	As of June 30, 2020
	Actual(1)		As adjusted(2)
	(in million)		(in million)
	US$	R$	US$	R$
Current and Non-current debt
Current loans and financing	1,011.0	5,536.3	1,011.0	5,536.3
Debentures (current)	1.8	9.8	1.8	9.8
Non-current loans and financing	12,722.6	69,669.0	12,264.5	67,160.5
Debentures (non-current)	988.6	5,413.5	988.6	5,413.5
Total Equity	476.9	2,611.4	476.9	2,611.4
Total capitalization(3)	15,200.9	83,240.0	14,742.8	80,731.5

Notes

(1)	Real amounts shown in the “Actual” column above are derived from our consolidated balance sheet as of June 30, 2020. Solely for the convenience of the reader, amounts in reais have been translated to U.S. dollars at an exchange rate of R$ 5.476 per US$ 1.00, which was the commercial selling rate for U.S. dollars in effect on June 30, 2020, as reported by the Central Bank of Brazil. On September 14, 2020, the real/U.S. dollar exchange rate was R$5.2984 per US$ 1.00.

(2)	Numbers in the “As adjusted” column are adjusted to reflect the occurrence of the following events after June 30, 2020: (i) repayment of the syndicated export prepayment revolving credit facility agreement in the aggregate principal amount of US$500.0 million (R$2,738.0 million), on August 20, 2020, and (ii) the receipt of net proceeds to us from the gross proceeds of the issuance of U.S.$750.0 million notes due 2031 by Suzano Austria GmbH, a wholly-owned subsidiary of Suzano, in the amount of U.S.$737.4 million (R$4,038.0 million) less underwriters’ discounts and offering expenses that are payable by us in the estimated amount of U.S.$4.5 million (R$24.6 million) and (iii) reflecting the purchase of US$691.0 million (R$3,783.9 million) notes issued by our wholly owned subsidiaries Suzano Austria GmbH and Fibria Overseas Finance Ltd. and guaranteed by Suzano S.A., pursuant to tender offers consummated on September 15, 2020. Solely for the convenience of the reader, amounts in reais have been translated for convenience only to U.S. dollars at an exchange rate of R$ 5.476 per US$ 1.00, which was the commercial selling rate for U.S. dollars in effect on June 30, 2020, as reported by the Central Bank of Brazil. On September 14, 2020, the real/U.S. dollar exchange rate was R$5.2984 per US$ 1.00.

(3)	Total capitalization is defined as total current and non-current debt plus total equity.

Except as set forth above, since June 30, 2020, there has been no material change to our capitalization.

DESCRIPTION OF COMMON SHARES AND COMMON AMERICAN DEPOSITARY SHARES

Common Shares

For a description of our common shares, see “Description of Common Shares and Common American Depositary Shares” in the accompanying prospectus to which this prospectus supplement relates.

Common American Depositary Shares

For a description of our common ADSs, see “Description of Common Shares and Common American Depositary Shares” in the accompanying prospectus to which this prospectus supplement relates.

STOCK TRADING MARKETS

Our common shares and the common ADSs are listed or quoted on the following markets:

São Paulo Stock Exchange (B3)	Common Shares (SUZ3)
New York Stock Exchange (NYSE)	Common ADSs (SUZ)

Our common shares have been traded on the B3 since 2004. The common ADSs, each of which represents one common share, have been traded on the New York Stock Exchange since 2018. The Bank of New York Mellon serves as the ADS depositary for the common ADSs.

THE GLOBAL OFFERING

The Selling Shareholder is offering up to 150,217,425 of our common shares in a global offering that consists of an international offering outside Brazil and an offering in Brazil. The international offering and the Brazilian offering are being conducted concurrently, and the closing of each is conditioned upon the closing of the other.

In the international offering, the Selling Shareholder is offering our common shares, including our common shares represented by common ADSs, each of which represents one common share. The common ADSs will be paid for in U.S. dollars at the U.S. dollar public offering price per common ADS set forth on the cover page of this prospectus supplement. Our common shares sold in the international offering will be delivered in Brazil and paid for in reais at the real offering price per common share set forth on the cover page of this prospectus supplement. Any investor outside Brazil purchasing our common shares must be authorized to invest in Brazilian securities pursuant to the applicable rules and regulations of CMN, the CVM, and the Central Bank of Brazil.

The international underwriters named in this prospectus supplement are underwriting the sale of common ADSs as described in more detail under “Underwriting.” The international underwriters are also acting as placement agents on behalf of the Brazilian underwriters for sales of our common shares to investors outside Brazil.

The Brazilian underwriters are placing common shares, including common shares sold in the international offering to investors outside Brazil. The offering to investors in Brazil is exempt from registration with the SEC under Regulation S, and is being made using a prospectus in the Portuguese language registered with the CVM. The offering price in the Brazilian offering is the real offering price per common share set forth on the cover page of this prospectus supplement.

The public offering prices in the offering are set forth on the cover page of this prospectus supplement, in U.S. dollars per common ADS and reais per common share. The public offering prices of our common shares and the common ADS were approximately equivalent to each other at the exchange rates prevailing on , 2020.

SELLING SHAREHOLDER

This prospectus supplement relates to the offer and sale by the Selling Shareholder of up to 150,217,425 of our common shares, which may be represented by common ADSs.

The following table sets forth, as of the date of this prospectus supplement, the name of the Selling Shareholder and the aggregate amount of our common shares, which may be represented by the common ADSs, that the Selling Shareholder is offering in the global offering. The percentage of our common shares owned by the Selling Shareholder prior to the global offering is based on 1,361,263,584 common shares outstanding as of June 30, 2020, which number of shares has not changed as of the date of this prospectus supplement.

	Before the Global Offering		Number of Common Shares Being Offered	After the Global Offering
Name and Address of Beneficial Owner	Number of Common Shares (1)	Percentage of Outstanding Common Shares (1)		Number of Common Shares	Percentage of Outstanding Common Shares
BNDES Participações S.A. - BNDESPAR	150,217,425	11.0%	150,217,425	—	—

(1)	Common shares may be represented by common ADSs.

The Selling Shareholder is a wholly owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social – BNDES, a Brazilian federal government-owned development bank. The Selling Shareholder’s principal executive office is located at Av. República do Chile, 100 – Centro, Rio de Janeiro, Brazil – CEP: 20.031-917.

UNDERWRITING

This global offering consists of an international offering of our common shares, offered directly or represented by common ADSs, in the United States and elsewhere outside of Brazil, and a concurrent public offering of our common shares in Brazil.

Under the terms and subject to the conditions contained in an international underwriting and agency agreement dated                , 2020, the Selling Shareholder is offering the common ADSs described in this prospectus supplement through the international underwriters named below in the United States and other countries outside Brazil. The offering of the common ADSs is being underwritten severally and not jointly by the international underwriters named below.

The international underwriting and agency agreement provides that the international underwriters are obligated to purchase all of the common ADSs in the international offering if any are purchased. The international underwriting and agency agreement provides that the obligation of the international underwriters to purchase the common ADSs is subject to, among other conditions, the absence of any material adverse change in our business, the delivery of certain legal opinions by our and their legal counsel in Brazil and in the United States and certain procedures by our independent auditors. The international underwriting and agency agreement provides that Suzano and the Selling Shareholder will indemnify the international underwriters and the placement agents, each of their affiliates, partner, members and their respective directors, officers, employees and agents, and each person who controls any international underwriter or placement agent against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the international underwriters or placement agent may be required to make in that respect. The international underwriting and agency agreement also provides that if an international underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. Subject to the terms and conditions of the international underwriting and agency agreement, each of the international underwriters has severally agreed to purchase from the Selling Shareholder the number of the common ADSs listed next to its name in the following table.

International Underwriters	Number of Common ADSs
J.P. Morgan Securities LLC.
BofA Securities, Inc.
Banco Bradesco BBI S.A.
Itaú BBA USA Securities, Inc.
XP Investments US, LLC.
Total

J.P. Morgan Securities LLC, BofA Securities, Inc., Banco Bradesco BBI S.A., Itaú BBA USA Securities, Inc. and XP Investments US, LLC are acting as global coordinators and joint bookrunners for the international offering. The offering of the common ADSs by the international underwriters is subject to receipt and acceptance and subject to the international underwriters’ right to reject any order in whole or in part.

Bradesco Securities Inc. will act as agent of Banco Bradesco BBI S.A. for sales of the common ADSs in the United States. Banco Bradesco BBI S.A. is not a broker-dealer registered with the SEC, and therefore may not make sales of any common shares or common ADSs in the United States to U.S. persons. Banco Bradesco BBI S.A. and Bradesco Securities Inc. are affiliates of Banco Bradesco S.A.

Suzano and the Selling Shareholder are concurrently entering into an agreement with a syndicate of Brazilian underwriters providing for the concurrent offering in Brazil of our common shares set forth in the table below. The international offering and the Brazilian offering are being conducted concurrently, and conditioned on the closing of each other.

In addition, the international underwriters will act as placement agents for the Brazilian underwriters, and will facilitate the placement of our common shares to investors located outside Brazil that will invest in our common shares in Brazil through the investment mechanisms regulated by the CMN, the CVM and the Central Bank of Brazil. None of the Brazilian underwriters is registered as a broker-dealer under the Exchange Act and will not engage in any offers, sales or placement of securities within the United States or to U.S. persons. Our common shares purchased by investors outside Brazil will be delivered in Brazil and paid for in reais, and the offering of such common shares is being underwritten by the Brazilian underwriters named below.

The international underwriters and Brazilian underwriters intend to enter into an intersyndicate agreement that governs specified matters relating to the global offering. The number of our common shares, including common shares represented by common ADSs, as the case may be, actually allocated to each offering may differ from the total amounts that are shown in the tables above and below due to reallocation between the international and Brazilian offerings.

In addition, the Brazilian underwriters will place our common shares with investors located in Brazil, and, through the placement agents, in the United States and other countries, who are authorized to invest in Brazilian securities under the requirements established by the CMN, the CVM and the Central Bank of Brazil (Banco Central do Brasil). The Brazilian underwriting agreement provides that, if any of the placed common shares are not settled by their relevant investors, the Brazilian underwriters are obligated to purchase them on a firm commitment basis on the settlement date, subject to certain conditions.

Subject to the terms and conditions of the Brazilian underwriting agreement, each of the Brazilian underwriters has severally agreed to place the number of common shares listed next to its name in the following table:

Brazilian Underwriters	Number of Common Shares
Banco J.P. Morgan S.A.
Bank of America Merrill Lynch Banco Múltiplo S.A.
Banco Bradesco BBI S.A.
Banco Itaú BBA S.A.
XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A.
Total

The international and Brazilian underwriters and/or their affiliates may enter into derivative transactions with clients, at their request, in connection with our common shares and the common ADSs. The international and Brazilian underwriters and/or their affiliates may also purchase some of our common shares to hedge their risk exposure in connection with such transactions. These transactions may have an effect on demand, price or other terms of the offering.

Discounts, Fees, Commissions and Expenses

The international underwriters and the Brazilian underwriters propose to offer the common ADSs and our common shares, respectively, initially at the public offering prices on the cover page of this prospectus supplement. After the offering, the offering price and other selling terms may be changed.

The Selling Shareholder has the right, in a joint decision with the international underwriters, to sell up to 150,217,425 common shares, including common shares represented by common ADSs.

The following table summarizes the underwriting discounts, fees and commissions the Selling Shareholder will pay in connection with the global offering:

	Per Common ADS	Per Common Share	Total(1)
	(U.S.$)	(R$)	(U.S.$)
Underwriting discounts, fees and commissions(1)

(1)	Amounts in reais have been translated into U.S. dollars at the selling rate reported by the Central Bank of Brazil as of , 2020, which was R$ to U.S.$1.00.

The underwriting discounts, fees and commissions per common ADS sold by the international underwriters are         % of each of the public offering price per common ADS on the cover page of this prospectus supplement. The underwriting discounts, fees and commissions per common share sold and placed by the Brazilian underwriters are         % of the public offering price per common share on the cover page of this prospectus supplement.

Suzano will not pay for any discounts, fees, commissions, costs or expenses in connection with the global offering, except for issuance fees charged by the ADS depositary in connection with the conversion of common shares into common ADS. The Selling Shareholder agreed to, directly or indirectly through third parties appointed by it, pay or reimburse Suzano for any discounts, fees, commissions, costs or expenses payable or incurred by Suzano in connection with the global offering, including all registration, filing and listing fees, and fees and expenses of Suzano’s counsel and external auditors.

The Selling Shareholder, the international underwriters and the Brazilian underwriters agreed that the international underwriters and the Brazilian underwriters will pay for the expenses incurred in connection with the global offering (excluding underwriting discounts, fees and commissions and expenses incurred by the Selling Shareholder for its own brokerage, accounting, tax or legal services and other expenses incurred directly by it in disposing of these securities, which will be paid by the Selling Shareholder) including the expenses estimated in the following table:

Amount(1)
(U.S.$)
SEC registration fee
Printing expenses
Legal fees and expenses
Accountant fees and expenses
Miscellaneous costs and “road show” expenses
Total

(1)	Amounts in reais have been translated into U.S. dollars at the selling rate reported by the Central Bank of Brazil as of , 2020, which was R$ to U.S.$1.00.

All amounts in the above table, except for the SEC registration fee are estimates only.

Lock-up Agreements

Brazilian Offering Lock-up Agreements

None of Suzano, its directors or officers will be subject to lock-up agreements in connection with the Brazilian offering.

Brazilian Retail Offering Lock-up agreements

Investors qualified to acquire our common shares in the Brazilian retail offering, and who wish to benefit from priority allocation in such offering, will be subject to a 30-day lock-up period as of the date the Commencement Notice (Anúncio de Início) (the “Brazilian Retail Offering Lock-up”). The Brazilian Retail Offering Lock-up prohibits any offer, sale, lease, contract to sell, pledge, assign or otherwise dispose of such common shares. The common shares subject to the Brazilian Retail Offering Lock-up will be placed in a dedicated account at the B3 Central Depository and will remain blocked in such account until the end of the Brazilian Retail Offering Lock-up period, with certain limited exceptions.

International Offering Lock-up Agreement

The Selling Shareholder has agreed that for 90 days after the date of this prospectus supplement, it will not:

•	enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares, including in the form of common ADSs, whether any such aforementioned transaction is to be settled by delivery of such common shares, including in the form of common ADSs or such other securities, in cash or otherwise,

•	publicly disclose the intention to make any such offer, sale, pledge or disposition, or

•	enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives of the underwriters

Selling Restrictions

Other than with respect to the public offering of our common shares registered with the CVM in Brazil and the public offering of the common ADSs and common shares registered with the SEC in the United States, no action has been or will be taken in any country or jurisdiction by us, the Selling Shareholder, the international underwriters, or Brazilian underwriters that would permit a public offering of our common shares or the common ADSs, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. Accordingly, our common shares and the common ADSs may not be offered or sold, directly or indirectly, and neither this prospectus supplement nor any other offering material or advertisements in connection with our common shares or the common ADSs may be distributed, published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to purchase in any jurisdiction where such offer or solicitation would be unlawful. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering of our common shares and the common ADSs, the distribution of this prospectus supplement and resale of our common shares and the common ADSs.

European Economic Area

In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), an offer to the public of any common shares or common ADSs may not be made in that Relevant State, except that an offer to the public in that Relevant State of any common shares or common ADSs may be made at any time under the following exemptions under the Prospectus Regulation:

(a)            to any legal entity which is a “qualified investor” as defined under the Prospectus Regulation;

(b)            to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the Prospectus Regulation), subject to obtaining the prior consent of the international underwriters for any such offer; or

(c)            in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of common shares or common ADSs shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any common shares or common ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any common shares or common ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any common shares or common ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

In the United Kingdom, this prospectus supplement and the accompanying prospectus our common shares and the common ADSs are being distributed only to, and are directed only at, persons who are “qualified investors ” (as defined in the Prospectus Regulation) who are (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it would otherwise be lawful to distribute them, all such persons together being referred to as “Relevant Persons.” In the United Kingdom, our common shares and the common ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common shares or common ADSs will be engaged in only with, Relevant Persons. This prospectus supplement, the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus supplement, the accompanying prospectus or their contents.

Switzerland

Our common shares and the common ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus supplement does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to our common shares and the common ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement nor any other offering or marketing material relating to the offering, Suzano, our common shares and the common ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus supplement will not be filed with, and the offer of our common shares and the common ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of our common shares and the common ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of our common shares and the common ADSs.

Canada

Our common shares and the common ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of our common shares and the common ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

Our common shares and the common ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to our common shares and the common ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our common shares and the common ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

China

This prospectus supplement and the accompanying prospectus will not be circulated or distributed in the People’s Republic of China and our common shares and the common ADSs will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the People’s Republic of China except pursuant to any applicable laws and regulations of the People’s Republic of China. Neither this prospectus supplement nor any advertisement or other offering material may be distributed or published in the People’s Republic of China, except under circumstances that will result in compliance with applicable laws and regulations.

Japan

Our common shares and the common ADSs have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of our common shares and the common ADSs nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Singapore

Each global coordinator has acknowledged that this prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each global coordinator has represented and agreed that it has not offered or sold any of our common shares and the common ADSs or caused our common shares and the common ADSs to be made the subject of an invitation for subscription or purchase and will not offer or sell any of our common shares and the common ADSs or cause our common shares and the common ADSs to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our common shares and the common ADSs, whether directly or indirectly, to any person in Singapore other than:

(a)	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our common shares and the common ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired our common shares and the common ADSs pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Chile

Our common shares and the common ADSs are privately offered in Chile pursuant to the provisions of Law 18,045, the Securities Market Law of Chile, and Norma de Carácter General No. 336 (“Rule 336”), dated June 27, 2012, issued by the Superintendencia de Valores y Seguros de Chile (“SVS”), the securities regulator of Chile, to resident qualified investors that are listed in Rule 336 and further defined in Rule 216 of June 12, 2008 issued by the SVS.

Pursuant to Rule 336 the following information is provided in Chile to prospective resident investors in our common shares and the common ADSs:

1.	The initiation of the offer in Chile is , 2020.

2.	The offer is subject to NCG 336 of June 27, 2012 issued by the Superintendencia de Valores y Seguros de Chile (Superintendency of Securities and Insurance of Chile).

3.	The offer refers to our common shares and the common ADSs that are not registered in the Registro de Valores (Securities Registry) or the Registro de Valores Extranjeros (Foreign Securities Registry) of the SVS and therefore:

a)	Our common shares and the common ADSs are not subject to the oversight of the SVS; and

b)	The issuer thereof is not subject to reporting obligation with respect to itself or our common shares and the common ADSs.

4.	Our common shares and the common ADSs may not be publicly offered in Chile unless and until they are registered in the Securities Registry of the SVS.

Información a los inversionistas residentes en Chile

Los valores objeto de esta oferta se ofrecen privadamente en Chile de conformidad con las disposiciones de la Ley N° 18.045 de Mercado De Valores, y la Norma De Carácter General n° 336 de 27 de junio de 2012 (“NCG 336”) emitida por la Superintendencia de Valores y Seguros de Chile, a los “inversionistas calificados” que enumera la NCG 336 y que se definen en la Norma de Carácter General N° 216 de 12 de junio de 2008 emitida por la misma Superintendencia.

En cumplimiento de la NCG 336, la siguiente información se proporciona a los potenciales inversionistas residentes en Chile:

2.	La oferta de estos valores en Chile comienza el día de de 2020.

3.	La oferta se encuentra acogida a la NCG 336 de fecha 27 de junio de 2012 emitida por la Superintendencia de Valores y Seguros.

4.	La oferta versa sobre valores que no se encuentran inscritos en el Registro de Valores ni en el Registro de Valores Extranjeros que lleva la Superintendencia de Valores y Seguros, por lo que:

a)	Los valores no están sujetos a la fiscalización de esa Superintendencia; y

b)	El emisor de los valores no está sujeto a la obligación de entregar información pública sobre los valores ofrecidos ni su emisor.

5.	Los valores privadamente ofrecidos no podrán ser objeto de oferta pública en Chile mientras no sean inscritos en el Registro de Valores correspondiente.

Mexico

Our common shares and the common ADSs have not been and will not be registered in Mexico with the Registro Nacional de Valores (“RNV”) maintained by the Comisión Nacional Bancaria y de Valores (“CNBV”) and, therefore, may not be offered or sold in Mexico; our common shares and the common ADSs may be offered or sold in Mexico, on a private placement basis, to investors that qualify as institutional or qualified investors, solely pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law and regulations thereunder. We will notify the CNBV in respect of the terms and conditions of the offering of our common shares and the common ADSs outside of Mexico. Such notice will be submitted to the CNBV for statistical and informational purposes only, to comply with Article 7, second paragraph, of the Mexican Securities Market Law and regulations thereunder. The delivery to, and receipt by, the CNBV of such notice does not constitute or imply any certification as to the investment quality of our common shares and the common ADSs, our solvency, liquidity or credit quality or the accuracy or completeness of the information set forth in this prospectus supplement. This prospectus supplement is solely our responsibility and has not been reviewed or authorized by the CNBV, and may not be publicly distributed in Mexico.

Colombia

Our common shares and the common ADSs will not be authorized by the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia) and will not be registered under the Colombian National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) and, accordingly, our common shares and the common ADSs will not be offered or sold to persons in Colombia except in circumstances which do not result in a public offering under Colombian law.

Peru

Our common shares and the common ADSs will not be subject to a public offering in Peru. Our common shares and the common ADSs and the information contained in this prospectus supplement have not been and will not be registered with or approved by the Superintendencia del Mercado de Valores (“SMV”) or the Bolsa de Valores de Lima (“BVL”). Accordingly, our common shares and the common ADSs cannot be offered or sold in Peru, except if (i) our common shares and the common ADSs were previously registered with the SMV, or (ii) such offering is considered a private offering under the securities laws and regulations of Peru. The Peruvian securities laws establish, among other things, that an offer directed exclusively at institutional investors (as defined by Peruvian law) qualifies as a private offering. In making an investment decision, institutional investors (as defined by Peruvian law) must rely in their own examination of the terms of the offering of the common shares and the common ADSs to determine their ability to invest in our common shares and the common ADSs.

No offer or invitation to subscribe for or sell our common shares and the common ADSs or beneficial interests therein can be made in the Republic of Peru except in compliance with the securities law thereof.

Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. Our common shares and the common ADSs may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of our common shares and the common ADSs should conduct their own due diligence on our common shares and the common ADSs. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Other Relationships

In addition to the global offering, the international and Brazilian underwriters and their respective affiliates have engaged in a variety of commercial and investment banking transactions from time to time with us for which we have paid customary fees and expenses, including financing transactions, bank guarantees and foreign exchange and derivative transactions, such as currency and interest swaps, and have provided advisory services for mergers and acquisitions and issuances of debt and equity in the local and international capital markets.

BNDES Participações S.A. - BNDESPAR is the Selling Shareholder. Banco Nacional de Desenvolvimento Econômico e Social – BNDES, the parent of the Selling Shareholder, has engaged in a variety of commercial banking transactions from time to time with us or our affiliates for which we have paid customary fees and expenses, including financing transactions and bank guarantees.

TAXATION

U.S. Federal Income Tax Considerations

This summary describes material U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our common shares or common ADSs by a U.S. holder (as defined below) that acquires common shares or common ADSs pursuant to this offering. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis. In addition, this summary assumes the deposit agreement governing our common shares and common ADSs, and all other related agreements, will be performed in accordance with their terms.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of our common shares or common ADSs. In particular, this summary is directed only to U.S. holders that hold our common shares or common ADSs as capital assets and does not address tax consequences to U.S. holders who may be subject to special tax rules, such as banks or other financial institutions, brokers or dealers in securities or currencies, traders in securities electing to mark to market, insurance companies, tax-exempt entities, regulated investment entities, entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of our shares (by vote or value), persons holding our common shares or common ADSs as part of a hedging or conversion transaction or a straddle, persons whose functional currency is not the U.S. dollar, or U.S. expatriates. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. holders, or alternative minimum tax consequences of acquiring, holding or disposing of our common shares or common ADSs.

As used below, a “U.S. holder” is a beneficial owner of our common shares or common ADSs that is, for U.S. federal income tax purposes, a citizen or individual resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such common shares or common ADSs.

You should consult your own tax advisors about the consequences of the acquisition, ownership, and disposition of our common shares or common ADSs, including the relevance to your particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.

Treatment of our Common ADSs for U.S. Federal Income Tax Purposes

In general, a holder of our common ADSs will be treated, for U.S. federal income tax purposes, as the beneficial owner of the underlying common shares that are represented by those common ADSs.

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to our common shares or common ADSs (including distributions treated as interest on shareholders’ equity, see “—Brazilian Tax Considerations—Income Tax—Interest Attributable to Shareholders’ Equity”, and any amount withheld in respect of Brazilian taxes) that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend, in the case of our common shares, or the date the ADS depositary receives the dividend, in the case of our common ADSs, and will not be eligible for the dividends-received deduction allowed to corporations under the Code. We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

If you are a U.S. holder, dividends paid in a currency other than U.S. dollars generally will be includible in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day you receive the dividends, in the case of our common shares, or the date the ADS depositary receives the dividends, in the case of our common ADSs. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received that is converted into U.S. dollars after it is received.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual or other non-corporate U.S. holder with respect to our common shares or common ADSs will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on our common shares or common ADSs will be treated as qualified dividends if:

•	the common shares or common ADSs, as applicable, are readily tradable on an established securities market in the United States; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”).

Our common ADSs are listed on the NYSE and generally will qualify as readily tradable on an established securities market in the United States so long as they continue to be so listed. As described in more detail under “—Passive Foreign Investment Company Status,” below, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2019 taxable year and will not be a PFIC in our current taxable year or in the foreseeable future. U.S. holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Because our common shares are not themselves listed on a U.S. exchange, dividends received with respect to our common shares that are not represented by common ADSs may not be treated as qualified dividends. U.S. holders should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate in respect of our common shares.

Dividend distributions with respect to our common shares or common ADSs generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. holder’s U.S. foreign tax credit limitation. Subject to the limitations and conditions provided in the Code and the applicable U.S. Treasury Regulations, a U.S. holder may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any Brazilian income taxes withheld at the appropriate rate applicable to the U.S. holder from a dividend paid to such U.S. holder. Alternatively, the U.S. holder may deduct such Brazilian income taxes from its U.S. federal taxable income, provided that the U.S. holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. holder’s particular circumstances. Accordingly, U.S. holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

U.S. holders that receive distributions of additional common shares or common ADSs or rights to subscribe for our common shares or common ADSs as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions, unless the U.S. holder has the right to receive cash or property, in which case the U.S. holder will generally be taxed on the fair market value of the distribution.

Taxation of Dispositions of our Common Shares or Common ADSs

The amount of gain or loss realized on the sale, exchange or other taxable disposition of our common shares or common ADSs generally will be the difference between the amount realized for the common shares or common ADSs and the U.S. holder’s tax basis in the common shares or common ADSs, both as determined in U.S. dollars.

Subject to the discussion below under “—Passive Foreign Investment Company Status,” if a U.S. holder realizes gain or loss on the sale, exchange or other taxable disposition of our common shares or common ADSs, that gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the common shares or common ADSs have been held for more than one year. Long-term capital gain realized by an individual or other non-corporate U.S. holder generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Gain, if any, realized by a U.S. holder on the sale or other disposition of our common shares or common ADSs generally will be treated as U.S.-source income for U.S. foreign tax credit purposes. Consequently, if a Brazilian tax is imposed on the sale or other disposition of the common shares or common ADSs, a U.S. holder that does not receive significant foreign-source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, our common shares or common ADSs.

If a U.S. holder acquires our common shares pursuant to this offering for currency other than U.S. dollars, the U.S. holder’s tax basis in the common shares generally will be the U.S. dollar value of the purchase price at the spot rate on the date of purchase. If a U.S. holder sells or otherwise disposes of our common shares or common ADSs in exchange for currency other than U.S. dollars, the amount realized generally will be the U.S. dollar value of the currency received at the spot rate on the date of sale or other disposition (or, if the common shares or common ADSs are traded on an established securities market at such time, in the case of cash basis and electing accrual basis U.S. holders, the settlement date). An accrual basis U.S. holder that does not elect to determine the amount realized using the spot exchange rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the sale or other disposition and the settlement date. A U.S. holder generally will have a tax basis in the currency received equal to the U.S. dollar value of the currency received at the spot rate on the settlement date. Any currency gain or loss realized on the settlement date or the subsequent sale, conversion, or other disposition of the non-U.S. currency received for a different U.S. dollar amount generally will be U.S.-source ordinary income or loss, and will not be eligible for the reduced tax rate applicable to long-term capital gains. If an accrual basis U.S. holder makes the election described in the second sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the Internal Revenue Service. A U.S. holder should consult its own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the common shares or common ADSs.

Deposits and withdrawals of common shares by U.S. holders in exchange for common ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Status

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if, either:

•	75 percent or more of our gross income for the taxable year is passive income; or

•	the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50 percent.

For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income.

We believe, and the rest of this discussion assumes, that we were not a PFIC for our taxable year ending December 31, 2019 and that, based on the present and projected composition of our income and assets and the manner in which we conduct our business, we will not be a PFIC in our current taxable year or in the foreseeable future. However, the determination of whether we are a PFIC is a factual determination made annually, and our status could change depending, among other things, upon changes in the composition of our gross income and the relative quarterly average value of our assets. Accordingly, we cannot be certain that we will not be a PFIC in the current year or in future years. If we were a PFIC for any taxable year in which you hold our common shares or common ADSs, you generally would be subject to additional taxes on certain distributions and any gain realized from the sale or other taxable disposition of our common shares or common ADSs regardless of whether we continued to be a PFIC in any subsequent year, unless you elect to mark your common shares or common ADSs to market for tax purposes on an annual basis. You are encouraged to consult your own tax advisor as to our status as a PFIC and the tax consequences to you of such status.

Foreign Financial Asset Reporting

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. holders who fail to report the required information could be subject to substantial penalties. Holders are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Dividends paid on, and the payment of proceeds from the sale or other disposition of, our common shares or common ADSs to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service in a timely manner.

A holder that is a foreign corporation or a non-resident alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

Brazilian Tax Considerations

The following discussion summarizes the main Brazilian tax consequences of the acquisition, ownership and disposition of common shares or common ADSs by a holder that is not domiciled or resident in Brazil for purposes of Brazilian taxation, or a “Non-Resident Holder”. This discussion is based on Brazilian tax laws and regulations of Brazil as currently in effect, which are subject to change, possibly with retroactive effect, and to differing interpretations. Any change in such law may change the consequences described below.

The tax consequences described below do not take into account the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries. The discussion also does not, except to the extent discussed below under “—Other Brazilian Taxes,” address any tax consequences under the tax laws of any state or locality of Brazil.

The description below is not intended to constitute a complete analysis of all Brazilian tax consequences relating to the acquisition, exchange, ownership and disposition of our common shares or common ADSs. Prospective purchasers should consult their own tax advisors with respect to an investment in our common shares or common ADSs in light of their particular investment circumstances.

Income Tax

Dividends

Historically, dividends paid by a Brazilian company, such as ourselves, including dividends paid to a Non-Resident Holder, have not been subject to withholding income tax in Brazil, to the extent that such amounts are related to profits generated as of January 1, 1996 (Law No. 9,249, dated December 26, 1995). Dividends paid from profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, according to the tax legislation applicable to each corresponding year.

Law No. 11,638, dated December 28, 2007, significantly altered Brazilian corporate law in order to align the Brazilian generally adopted accounting principles, or Brazilian GAAP, more closely with IFRS accounting standards. However, Law No. 11,941, dated May 27, 2009, introduced the Transitory Tax Regime, or RTT, in order to render neutral, from a tax perspective, all the changes provided by Law 11,638. Under the RTT, for tax purposes, legal entities should observe the accounting methods and criteria as they were on December 31, 2007. Law No. 12,973, dated May 13, 2014, as amended, abolished the RTT and approved new rules aimed at permanently aligning the Brazilian tax system with IFRS as of January 1, 2015, including with respect to dividend distributions. For the 2014 fiscal year, taxpayers were entitled to elect to adopt the new rules or to continue adopting the RTT.

Under the RTT, there was controversy over how tax authorities would view certain situations, including whether dividends should be calculated in accordance with IFRS standards or the old Brazilian GAAP. It was unclear whether any dividend distributions made in accordance with IFRS standards in excess of the amount that could have been distributed had the profits been ascertained based on the old Brazilian GAAP would be subject to taxation in Brazil. In view of such controversy, Law No. 12,973/14 expressly stated that dividends calculated in accordance with IFRS standards based on profits ascertained between January 1, 2008 and December 31, 2013 would not be subject to taxation.

Notwithstanding the provisions of Law No. 12,973/14, Brazilian tax authorities issued Normative Ruling No. 1,492, dated September 17, 2014, which provided that dividend distributions supported by IFRS profits ascertained in 2014 that exceeded the amount resulting from the adoption of the old Brazilian GAAP should be subject to taxation. However, this rule would apply only to taxpayers that have not elected to account for the effects of Law No. 12,973/14 (i.e., taxation based on IFRS standards) for the 2014 fiscal year.

Despite our belief that the tax exemption on dividends applies to dividends distributed by Brazilian companies out of profits ascertained in accordance with IFRS principles, if the provisions of Normative Ruling No. 1,492/14 are applicable, dividends ascertained in fiscal year 2014 based on IFRS that exceed the amount that would result from the adoption of the old Brazilian GAAP could be subject to withholding income tax, even if they were distributed in 2017 or later, at a rate of 15% or, if the Non-Resident Holder is resident or domiciled in a Low or Nil Tax Jurisdiction (as defined below), at a rate of 25%.

There can be no assurance that the current tax exemption on dividends distributed by Brazilian companies will continue in the future. In fact, the Brazilian federal government has announced its intention to include a new provision in the tax reform to tax dividends. There is no clarity as to if and when such provision will be enacted. At any case, any potential taxation being imposed upon dividends would become effective only in the year following the enactment of the relevant law.

Interest Attributable to Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as ourselves, to make distributions to shareholders of interest on net equity and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits, both of which are taxes levied on our profits, as far as the limits described below are observed. These distributions may be paid in cash. For tax purposes, this interest is limited to the daily pro rata variation of the TJLP (long-term interest rate), as determined by the Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

•	50.0% of the net profit (after the deduction of the social contribution on net profits and before taking into account the provision for corporate income tax and the amount attributable to shareholders as interest on shareholders’ equity) related to the period in respect of which the payment is made; and

•	50.0% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15.0%. The applicable tax rate will be 25.0% in case of payments made to a Non-Resident Holder resident or domiciled in a Low or Nil Tax Jurisdiction (as defined below).

These payments may be included, at their net value, as part of any mandatory dividend. The distribution of interest on shareholders’ equity may be determined by our board of directors. To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

We cannot assure you that the Brazilian federal government will not try to increase the withholding income tax on interest on shareholders’ equity in the future or repeal the interest on shareholders’ equity provisions altogether.

Low or Nil Tax Jurisdictions

According to Law No 9,430, dated December 27, 1996, as amended, a Low or Nil Tax Jurisdiction is a country or location that (i) does not impose taxation on income, (ii) imposes income tax at a rate lower than 20%, or (3) imposes restrictions on the disclosure of shareholding composition or investment ownership.

Additionally, on June 24, 2008, Law No. 11,727 introduced the concept of a “privileged tax regime,” in connection with transactions subject to Brazilian transfer pricing rules and also applicable to thin capitalization/cross border interest deductibility rules, which is broader than the concept of a Low or Nil Tax Jurisdiction. Pursuant to Law No. 11,727, a jurisdiction will be considered a “privileged tax regime” if it (i) does not tax income or taxes it at a maximum rate lower than 20% or 17% provided that the requirements set forth in Normative Ruling No. 1,530 dated December 19, 2014 and Ordinance No. 488 are met; (ii) grants tax benefits to non-resident entities or individuals (a) without the requirement that they carry out substantial economic activity in the country or dependency or (b) contingent on the non-exercise of substantial economic activity in the country or dependency; (iii) does not tax or that taxes income generated abroad at a maximum rate lower than 20% or 17% provided that the requirements set forth in Normative Ruling No. 1,530 and Ordinance No. 488 are met; or (iv) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out.

In addition, Brazilian tax authorities enacted Normative Ruling No. 1,037, dated as of June 4, 2010, listing (1) the countries and jurisdictions considered Low or Nil Tax Jurisdictions, and (2) the privileged tax regimes.

On November 28, 2014, the Brazilian tax authorities issued Ordinance No. 488, which decreased these minimum thresholds from 20% to 17% for specific cases. Under Ordinance No. 488, the 17% threshold applies only to countries and regimes aligned with international standards of fiscal transparency, in accordance with rules to be established by the Brazilian tax authorities.

We consider the best interpretation of the current Brazilian tax legislation should lead to the conclusion that the new concept of “privileged tax regime” should be applicable solely for purposes of transfer pricing and thin capitalization rules. However, we are unable to ascertain whether or not the privileged tax regime concept will be extended to a Non-Resident Holder on payments of interest on shareholders’ equity.

Regulations and a recent binding tax ruling (Solução de Consulta COSIT n. 575, dated of December 20, 2017) issued by Brazilian federal tax authorities seem to confirm this interpretation. However, we cannot assure you that subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of a privileged tax regime provided by Law No. 11,727 will not apply such regime to a Non-Resident Holder’s income from the investment in common shares or common ADSs, in which case the withholding income tax applicable to such payments could be assessed at a rate of up to 25%.

Prospective purchasers should consult with their own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Ruling No. 1,037 and of any related Brazilian tax laws or regulations concerning Low or Nil Tax Jurisdictions and privileged tax regimes.

Taxation of Gains

According to Article 26 of Law No. 10,833, dated December 29, 2003, as amended, gains related to the sale or disposition of assets located in Brazil, such as our common shares, by a Non-Resident Holder, are subject to withholding income tax in Brazil, regardless of whether the sale or disposition is made by a Non-Resident Holder to another non-resident of Brazil or to a Brazilian resident.

As a general rule, capital gains realized as a result of a sale or disposition of common shares are equal to the positive difference between the amount realized on the sale or disposition and the respective acquisition costs of the common shares.

There is a controversy regarding the currency that should be considered for purposes of determining the capital gain realized by a Non-Resident Holder on a sale or disposition of shares in Brazil, more specifically, if such capital gain is to be determined in foreign or in local currency. The formal position of the Brazilian tax authorities has been in the sense that such capital gain should be determined in local currency.

Under Brazilian law, income tax on such gains can vary depending on the domicile of the Non-Resident Holder, the type of registration of the investment by the Non-Resident Holder with the Central Bank and how the disposition is carried out, as described below.

Currently, capital gains realized by Non-Resident Holders on a sale or disposition of shares carried out on the Brazilian stock exchange (it is controversial whether the transactions carried out on the organized over-the-counter market would be comprised within the concept of “Brazilian stock exchange”) are:

•	exempt from income tax when realized by a Non-Resident Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 4,373/14 of the Brazilian Monetary Council (“4,373 Holder”), and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction, although there is a risk that the Brazilian tax authorities may challenge the tax exemption for a Non-Resident Holder that meets requirements (1) and (2) above but carries out the sale or disposition on the Brazilian organized over-the-counter market under the argument that the tax exemption is addressed strictly to transactions carried out on the Brazilian stock exchange;

•	subject to income tax at a rate of 15% in the case of gains realized by (A) a Non-Resident Holder that (1) is not a 4,373 Holder and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or (B) a Non-Resident Holder that (1) is a 4,373 Holder, and (2) is resident or domiciled a Low or Nil Tax Jurisdiction; or

•	subject to income tax at a rate of up to 25% in the case of gains realized by a Non-Resident Holder that (1) is not a 4,373 Holder, and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction.

Any capital gains realized on the disposition of shares that are not carried out on the Brazilian stock exchange or the organized over-the-counter market are:

•	subject to income tax at a rate of 15% when realized by a Non-Resident Holder that (1) is a 4,373 Holder; (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction; and (3) meets the registration requirements of CVM Instruction No. 560/2015;

•	subject to income tax at progressive rates that vary from 15% to 22.5%, as further detailed below, when realized by a Non-Resident Holder that (1) is not a 4,373 Holder, and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction; and

•	subject to income tax at a rate of up to 25% when realized by a Non-Resident Holder that is resident or domiciled in a Low or Nil Tax Jurisdiction.

The rates mentioned above would apply unless a lower rate is provided for in an applicable tax treaty between Brazil and the country where the Non-Resident Holder is domiciled.

In addition, in the cases described above, a withholding income tax of 0.005% will apply and can be later offset against the eventual income tax due on the capital gain. Such withholding does not apply to a 4,373 Holder that is not resident or domiciled in a Low or Nil Tax Jurisdiction.

In the case of redemption of shares or capital reduction by a Brazilian corporation, such as ourselves, the positive difference between the amount effectively received by the Non-Resident Holder and the corresponding acquisition cost is treated, for tax purposes, as capital gains derived from sale or exchange of shares. As these transactions are not carried out on a Brazilian stock exchange market, they will be subject to income tax at the rate of 15% up to 25%, in case of beneficiaries resident or domiciled in a Low or Nil Tax Jurisdiction.

Law No. 13,259 of March 16, 2016 determined the new progressive taxation method over capital gains mentioned above that has been in force since January 1, 2017. Capital gains are subject to income tax based on the following rates: (i) 15% for the part of the gain that does not exceed R$5 million, (ii) 17.5% for the part of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the part of the gain that exceeds R$10 million but does not exceed R$30 million and (iv) 22.5% for the part of the gain that exceeds R$30 million.

If the Non-Resident Holder is a 4,373 Holder and is not resident or domiciled in a Low or Nil Tax Jurisdiction, it is arguable that the progressive rates mentioned above should not apply and, in such case, the 4,373 Holder would be subject to the income tax at a fixed rate of 15% (unless such Non-Resident Holder is exempt from income tax as described above).

In the cases above, if the capital gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with the intermediation of a financial institution the withholding income tax of 0.005% will apply and can be later offset against any income tax due on the capital gains.

Any exercise of preemptive rights relating to shares or common ADSs will not be subject to Brazilian withholding income tax. Gains realized by a Non-Resident Holder on the disposition of preemptive rights will be subject to Brazilian income tax according to the same rules applicable to disposition of shares or common ADSs.

There can be no assurance that the current favorable tax treatment of 4,373 Holders will continue in the future.

Sales of common ADSs

Arguably, the gains realized by a Non-Resident Holder on the disposition of common ADSs to another non-Brazilian resident are not subject to Brazilian tax, based on the argument that the common ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure you how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Resident Holder on the disposition of common ADSs to another non-Brazilian resident. As a result, gains on a disposition of common ADSs by a Non-Resident Holder to a Brazilian resident, or even to a Non-Resident Holder in the event that courts determine that the common ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described above.

Gains on the exchange of common ADSs for shares

Non-Resident Holders may exchange common ADSs for the underlying shares, sell the shares on a Brazilian stock exchange and remit abroad the proceeds of the sale. As a general rule, the exchange of common ADSs for shares is not subject to income taxation in Brazil.

Upon receipt of the underlying shares in exchange for common ADSs, Non-Resident Holders may also elect to register with the Central Bank the U.S. dollar value of such shares as a foreign portfolio investment under Resolution No. 4,373/14, which will entitle them to the tax treatment referred above on the future sale of the shares.

Alternatively, the Non-Resident Holder is also entitled to register with the Central Bank the U.S. dollar value of such shares as a foreign direct investment under Law 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not a 4,373 Holder.

Gains on the exchange of shares for common ADSs

The deposit of shares in exchange for the common ADSs by a Non-Resident Holder may be subject to Brazilian withholding income tax on capital gains if the acquisition cost is lower than the shares price verified on the exchange date. The capital gains realized by the Non-Resident Holder, in this case, should be subject to taxation at progressive rates varying from 15% to 22.5%, depending on the amount of the gain, as referred to above, or at 25% if realized by a Non-Resident Holder that is resident or domiciled in a Low or Nil Tax Jurisdiction. In certain circumstances, there may be arguments to sustain the position that such taxation is not applicable to 4,373 Holders that are not resident or domiciled in a Low or Nil Tax Jurisdiction.

Tax on Foreign Exchange and Financial Transactions(IOF/Exchange Tax)

Brazilian law imposes an IOF/Exchange Tax, due on the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) and the conversion of foreign currency into Brazilian currency. Currently, for most exchange transactions, the rate of IOF/Exchange Tax is 0.38%.

Effective as of December 1, 2011, IOF/Exchange Tax at a rate of 0% applies to foreign exchange transactions entered into in connection with the inflow of proceeds to Brazil for investments made by a foreign investor (including a Non-Resident Holder) in (1) variable income transactions carried out on the Brazilian stock, futures and commodities exchanges, and (2) the acquisitions of shares of Brazilian publicly-held companies in public offerings or subscription of shares related to capital contributions, provided that the company has registered its shares for trading with the stock exchange. As of June 5, 2013, this beneficial tax treatment was extended to all investments made under the rules of CMN Resolution 4,373/14 in the Brazilian financial and capital markets, including the investment in common shares. The IOF/Exchange Tax at a rate of 0% also applies for the outflow of funds from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market.

Furthermore, the IOF/Exchange is currently levied at a 0% rate on the withdrawal of common ADSs into common shares. Nonetheless, the Brazilian government is permitted to increase the rate at any time to a maximum of 25%, but only in relation to future transactions. However, any increase in rates may apply only to future foreign exchange transactions.

Tax on Transactions involving Bonds and Securities (IOF/Bonds Tax)

Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or “IOF/Bonds”, on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds Tax applicable to transactions is currently zero, although the Brazilian government may increase such rate at any time up to 1.5% of the transaction amount per day, but only in respect of future transactions.

As from December 24, 2013, the IOF/Bonds Tax is levied at a rate of zero percent for transactions involving the deposit of shares which are issued by a Brazilian company and admitted to trade on the Brazilian stock exchange with the specific purpose of enabling the issuance of depositary receipts traded outside Brazil. Any increase in this rate may only apply to future transactions.

Other Brazilian Taxes

There are no Brazilian federal inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of shares or common ADSs, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests made by a Non-Resident Holder to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of shares or common ADSs.

DIFFICULTIES OF ENFORCING CIVIL LIABILITIES AGAINST NON-U.S. PERSONS

All, or substantially all, of Suzano’s directors and officers and certain advisors named herein reside outside the United States. As a result, it may not be possible, or it may be difficult, for you to effect service of process upon us or these other persons within the United States, or to enforce judgments obtained in United States courts against us or them, including those predicated upon the civil liability provisions of the federal securities laws of the United States.

For further information on potential difficulties in effecting service of process on any of those persons or enforcing judgments against any of them outside the United States, see “Enforceability of Civil Liabilities” in the accompanying prospectus.

LEGAL MATTERS

The validity of the common shares and certain legal matters with respect to Brazilian law will be passed upon for us by Pinheiro Guimarães, and certain legal matters with respect to Brazilian law will be passed upon for the international underwriters by Lefosse Advogados. Certain legal matters with respect to U.S. federal law will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, and for the international underwriters by Simpson Thacher & Bartlett LLP.

EXPERTS

The consolidated financial statements of Suzano S.A. as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2019 of Suzano incorporated herein by reference to Suzano’s 2019 Form 20-F for the year ended December 31, 2019 have been so incorporated in reliance on the report of PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.